Exhibit 12.1

INFOR, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended May 31,
(in millions, except ratios)	2012	2011	2010	2009	2008
Fixed charges:
Interest expense on indebtedness	$468.4	$313.9	$305.6	$409.7	$464.9
Rent interest factor (1)	21.0	14.5	15.8	17.0	22.1

Total fixed charges	$489.4	$328.4	$321.4	$426.7	$487.0

Earnings:
Income (loss) before provision for income taxes	$(326.3)	$(191.2)	$(50.8)	$(215.9)	$(489.1)
Fixed charges	489.4	328.4	321.4	426.7	487.0

Total earnings	$163.1	$137.2	$270.6	$210.8	$(2.1)

Dollar amount of one-to-one coverage deficiency (2)	$326.3	$191.2	$50.8	$215.9	$489.1

(1)	Approximately 1/ 3 of our rent expense relating to operating leases is deemed representative of the applicable interest factor.
(2)	Our ratio of earnings to fixed charges was below a one-to-one coverage for each of the fiscal years presented as our earnings were not adequate to cover our fixed charges. The dollar amount of the coverage deficiency is presented above.